Exhibit 99.4

[LOGO] ZARLINK
       SEMICONDUCTOR

Zarlink Reports Results of Voluntary Review of Accounting for Stock Option Grants and Determines that No Restatement of Previously Reported Results is Required

OTTAWA, CANADA, November 10, 2006 - Zarlink Semiconductor (NYSE/TSX:ZL) today announced that, in applying September 2006 SEC guidance to its accounting for stock option grants under U.S. Generally Accepted Accounting Principles (GAAP), it has identified certain historical differences related to stock-based compensation. The cumulative effect of these differences for the period Fiscal 1997 through Fiscal 2006 will require an adjustment of between approximately US$1.1 million and US$1.3 million to the Company's accumulated deficit of US$599.9 million as of April 1, 2006. It is expected that the adjustment will be reflected in Zarlink's Fiscal 2007 third quarter balance sheet and will have no impact on previously reported financial results or the Company's statements of income for any period.

      These differences relate primarily to Zarlink's accounting for stock option grants using a stock option pricing formula provided in the shareholder-approved Company stock option plan. The plan defines the option exercise price as the average market price for the five trading days preceding the date of the grant. This option pricing formula was and is in compliance with the rules of the Toronto Stock Exchange, the New York Stock Exchange, and the SEC, and is used to minimize volatility and subjectivity in connection with the pricing of option grants.

      Based on the SEC's interpretive guidance, if the option exercise price is at a price which differs from any of the opening, average or closing price on the date of the grant, then this may result in stock compensation expense. Zarlink has substantially completed a voluntary review of its stock option grants under the Company's current stock option plan for the period Fiscal 1997 through Fiscal 2006 inclusive and has determined that, on an aggregate basis, the five-day average pricing formula was equivalent to the grant day closing price. However, for accounting purposes, the Company must expense those option grants where the use of the five-day average resulted in a lower exercise price than would have been in effect had the grant day closing price been used. While the effect on compensation expense in each year from


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Fiscal 1997 through Fiscal 2006 is not considered to be material, the cumulative effect of this adjustment is expected to result in an increase to opening deficit and a corresponding decrease to additional paid-in capital of between approximately US$1.1 million and US$1.3 million.

      The opening deficit prior to this adjustment is US$599.9 million. This adjustment will have no impact on total shareholders' equity. Under Staff Accounting Bulletin No. 108 (SAB 108), the adjustment will have no effect on Zarlink's statements of income and no restatement of previously reported results will be required. Zarlink began recording stock compensation expense at fair value in accordance with Statement of Financial Accounting Standards No. 123 (SFAS 123R), Share-Based Payment in Fiscal 2007. As a result, there will be no future impact of the five-day average pricing formula.

      The Company expects to complete its final analysis during the third quarter of Fiscal 2007 and will reflect the final adjustment in its third quarter financial statements.

About Zarlink Semiconductor

      For over 30 years, Zarlink Semiconductor has delivered semiconductor solutions that drive the capabilities of voice, enterprise, broadband and wireless communications. The Company's success is built on its technology strengths including voice and data networks, optoelectronics and ultra low-power communications. For more information, visit www.zarlink.com.

Shareholders and other individuals wishing to receive, free of charge, copies of the reports filed with the U.S. Securities and Exchange Commission and Regulatory Authorities, should visit the Company's web site at www.zarlink.com or contact Investor Relations.

Certain statements in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions include, among others, the following: rapid technological developments and changes; our ability to continue to operate profitably and generate positive cash flows in the future; our dependence on our foundry suppliers and third-party subcontractors; increasing price and product competition; our exposure to product warranty claims resulting from product defects or failures; and other factors referenced in our Annual Report on Form 20-F. Investors are encouraged to consider the risks detailed in this filing.

                                     - 30 -


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      Zarlink, ZL and the Zarlink Semiconductor logo are trademarks of Zarlink
Semiconductor Inc.

For further information, contact:

Zarlink (Media)                     Zarlink (Investor Relations)
Ed Goffin                           Mike McGinn
(613) 270-7112                      (613) 270-7210
edward.goffin@zarlink.com           mike.mcginn@zarlink.com